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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CHANGE IN DIRECTORATE

Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce that with effect from 30 June, 2011:

1.	Professor Lawrence Juen-Yee Lau will be appointed as Non-Executive Director of the Company; and

2.	Mr. Zhang Wenyi will be appointed as Independent Non-Executive Director of the Company.

The detailed information of the background of Professor Lawrence Juen-Yee Lau and Mr. Zhang Wenyi are as follows:

Professor Lawrence Juen-Yee Lau (“Professor Lau”), aged 66, was nominated as a Director of the Company by Country Hill Limited pursuant to the subscription agreement dated 18 April, 2011 between the Company and Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation.

Professor Lau received his B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a wholly-owned subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong.

Professor Lau will hold the office of a Class III Non-Executive Director of the Company until the next following general meeting of the Company at which he shall be eligible for re-election. If re-elected, Professor Lau will hold office until the 2013 annual general meeting of the Company.

Save for the fact that Professor Lau is the Chairman of CIC International (Hong Kong) Co., Limited, a wholly-owned subsidiary of China Investment Corporation, which in turn is the parent of Country Hill Limited, a substantial shareholder of the Company, Professor Lau does not otherwise have any relationships with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Zhang Wenyi (“Mr. Zhang”), aged 64, is well known as an electronics industry veteran and entrepreneur for his notable achievements in both the semiconductor and CRT areas. Mr. Zhang began his career in the semiconductor industry by serving as Vice Chairman, and then Chairman, of Shanghai Hua Hong (Group) Co., Ltd., and then Chairman of Shanghai Hua Hong NEC Electronics Co., Ltd. with a mission to develop China’s 1st 8-inch semiconductor manufacturer, in order to boost development of the nation’s information industry. Mr. Zhang successfully transformed Hua Hong NEC’s business model to a foundry model. He also served as chairman of Shanghai Hua Hong International, Inc. for Hua Hong’s multinational and professional operation. Mr. Zhang has worked for Shaanxi IRICO Color Picture Tube Plant as General Manager, and President/CEO of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer, selling to more than 10 countries worldwide.

Mr. Zhang has also served as Vice Minister of the Ministry of Electronics Industry. He was in charge of the development of China’s electronics devices and components. He was also responsible for the Electronics Industrial Fund, whose mission is to fund and support new technology, and to inspire innovation.

Mr. Zhang received his BS in electronics engineering from Tsinghua University in Beijing and is a senior engineer. He is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Mr. Zhang will hold the office of a Class I Independent Non-Executive Director of the Company until the next following general meeting of the Company at which he shall be eligible for re-election. If re-elected, Mr. Zhang will hold office until the 2014 annual general meeting of the Company.

Mr. Zhang does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information relating to Professor Lau and Mr. Zhang that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

The Company will make further announcement(s) containing further information in relation to the above in accordance with the requirements of the Listing Rules in due course.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 23 June, 2011